Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               (303) 431-1567 Fax


                               September 27, 2010




Mr. Michael F. Johnson
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:      China Crescent Enterprises, Inc.
         Preliminary Information Statement on Schedule 14C
         Filed September 22, 2010
         File No. 000-14306

Dear Mr. Johnson:

         In response to your letter dated, September 22, 2010, regarding the above referenced filing of China Crescent Enterprises, Inc. (the Company), we are submitting this amendment on Schedule 14C. We believe this amendment should solve the problems raised in your comments.

Proposal #1: To Amend the Company's Articles of Incorporation to increase the authorized common shares of the Company from one billion (1,000,000) to three billion (3,000,000), page 5.

     1. We note your statement that "no acquisition have been identified and the Company has not entered into any agreements to acquire any such businesses or entered into any agreements to issue shares for capital." However, please revise your filing to indicate whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common for any purpose. If so, please revise your disclosure to include materially complete descriptions of the future acquisitions and financing transactions. If not, please clearly state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.

     We have revised our disclosure on page 5 that makes it clear to the reader, that at this time we have not identified any business acquisitions or have entered into any agreements for the sale of common stock.

     2. Please refer to Securities Exchange Act Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares of common stock. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction by, for example, diluting the stock ownership of persons seeking control of the company.


         In response to your comment above, we have added wording to discuss the possible anti-takeover effects of the increase in authorized shares of common stock.

         If you can review these documents, and let us know if they are satisfactory and in compliance with your comments, we would appreciate it. If you have any questions, please let me know.

         Thank you for your attention to this matter.

                                                  Sincerely,



                                                   /s/Michael A. Littman
                                                   Michael A. Littman
MAL:kjk